UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-15525

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Technology SARL
Savings and Investment Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation
One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Technology SARL

Savings and Investment Plan

Index to Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

        We have audited the accompanying statements of net assets available for benefits of Edwards Lifesciences Technology SARL Savings and Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Edwards Lifesciences Technology SARL Savings and Investment Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HEIN & ASSOCIATES LLP Irvine, California

June 23, 2011

Edwards Lifesciences Technology SARL

Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Investments in Master Trust, at fair value	$22,477,328	$17,312,374
Notes receivable from participants	1,941,269	1,731,468
Company contributions receivable	155,494	159,803

Net assets available for benefits at fair value	24,574,091	19,203,645
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(305,686)	(165,716)

NET ASSETS AVAILABLE FOR BENEFITS	$24,268,405	$19,037,929

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Technology SARL

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of Master Trust	$3,763,070	$2,008,565
Interest	346,026	298,329
Dividends	155,401	25,683
Interest income on notes receivable from participants	95,650	113,083

Total investment income	4,360,147	2,445,660

Contributions:
Company contributions	921,569	887,018
Participant contributions	881,632	817,873

Total contributions	1,803,201	1,704,891

Total additions	6,163,348	4,150,551

Deductions from net assets attributed to:
Benefits paid to participants	910,499	777,566
Administrative expenses	22,373	25,632

Total deductions	932,872	803,198

Net increase in net assets available for benefits	5,230,476	3,347,353
Net assets available for benefits:
Beginning of year	19,037,929	15,690,576

End of year	$24,268,405	$19,037,929

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Technology SARL

Savings and Investment Plan

Notes to Financial Statements

1.     Description of the Plan

        The following description of the Edwards Lifesciences Technology SARL Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

        The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participation in the Plan is available to employees of Edwards Lifesciences Technology SARL (the "Company") who have met certain eligibility requirements, as described below.

Eligibility

        Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service. Eligible individuals are those who are employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

  1.
  Puerto Rico employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

  2.
  Employees otherwise excluded from the groups of employees to whom the Plan is extended;

  3.
  Leased employees who are employed by another company that provides services to Edwards; and

  4.
  Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual's employment status under common law.

Plan Administration

        The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the "Committee"). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of Edwards Lifesciences Corporation ("Parent Company") and are employees of the Parent Company. Banco Popular de Puerto Rico and ING National Trust ("Trustees") serve as trustees of the Plan's assets and ING Institutional Plan Services provides record keeping services for the Plan.

Contributions

        The Plan allows tax deferred contributions intended to qualify under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code ("IRC"). Eligible participants may make pre-tax contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first 4% of the participant's annual eligible compensation contributed to the Plan at the rate of 50 cents for each contributed dollar. Each eligible employee, regardless of whether they contribute to the Plan, will receive a contribution in an amount targeted at 2% of such employee's 1165(e) eligible earnings for the prior year as defined by the Plan. Certain employees are also eligible for a supplemental contribution related to changes in the Company's prior pension plan.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the Company's matching contributions and the allocation of the participant's share of the Plan's net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

        Participants are immediately fully vested in their plan accounts (other than their Company matching and profit sharing contributions), plus actual earnings thereon. Vesting in a participant's Company matching and profit sharing contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching and profit sharing contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Participants are immediately fully vested in any supplemental profit sharing contributions received as a result of the changes in the Company's pension plan. Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

        Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options within the Master Trust:

  Commingled Funds:

          Invesco Stable Value Trust Fund— The fund invests in a diversified portfolio of investment contracts issued by high quality banks and insurance companies.

          American Century Investments Inflation-Adjusted Bond Fund— The fund invests at least 80% of its assets in inflation-adjusted securities, including inflation-indexed securities issued by the U.S. Treasury, by other U.S. government agencies and instrumentalities, and by non-U.S. government entities such as corporations.

          PIMCO Total Return Fund— The fund invests, under normal circumstances, at least 65% of its assets in fixed income securities.

          SSgA Moderate Strategic Balanced Fund— The fund invests in a broad diversification of major global asset classes.

          Vanguard Target Retirement Income Fund— The fund uses an asset allocation strategy designed for investors currently in retirement. It typically allocates 70% of assets to bonds and 30% to stocks.

          Vanguard Target Retirement 2010 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2010. It typically allocates 50% of assets to stocks and 50% to bonds.

          Vanguard Target Retirement 2015 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2015. It typically allocates 58% of assets to stocks and 42% to bonds.

          Vanguard Target Retirement 2020 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2020. It typically allocates 67% of assets to stocks and 33% to bonds.

          Vanguard Target Retirement 2025 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2025. It typically allocates 75% of assets to stocks and 25% to bonds.

          Vanguard Target Retirement 2030 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2030. It typically allocates 82% of assets to stocks and 18% to bonds.

          Vanguard Target Retirement 2035 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2035. It typically allocates 90% of assets to stocks and 10% to bonds.

          Vanguard Target Retirement 2040 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2040. It typically allocates 90% of assets to stocks and 10% to bonds.

          Vanguard Target Retirement 2045 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2045. It typically allocates 90% of assets to stocks and 10% to bonds.

          Vanguard Target Retirement 2050 Fund— The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2050. It typically allocates 90% of assets to stocks and 10% to bonds.

          SSgA S&P 500 Flagship Fund— The fund invests in all 500 stocks of the S&P 500 Index in proportion to their weightings in the index.

          Van Kampen Growth and Income Fund— The fund invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

          American Funds Growth Fund of America— The fund invests primarily in common stocks. It may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and Canada, and not included in the S&P's 500 Composite Index, and up to 10% of assets in lower quality nonconvertible securities.

          Dreyfus Mid Cap Index Fund— The fund generally is fully invested in stocks included in the S&P MidCap 400 Index, which is composed of 400 stocks of medium-size domestic and some Canadian companies with market capitalizations ranging between approximately $900 million and $3 billion, depending on index composition.

          Dreyfus Small Cap Stock Index Fund— The fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

          Columbia Small Cap Value Fund II— The fund invests at least 80% of assets in equity securities of U.S. companies within the Russell 2000 Value Index that are believed to have the potential for long-term growth.

          BlackRock Small Cap Growth Fund— The fund invests at least 80% of assets in equities issued by U.S. small capitalization companies whose market capitalizations are within the range of market capitalizations of companies in the Russell 2000 Growth Index.

          SSgA EAFE Index Fund— The fund invests in equity securities of companies outside the United States, seeking to match closely the performance of the Morgan Stanley Capital International, Europe, Australia, Far East Index while providing daily liquidity.

  Common Stock Funds:

          Edwards Lifesciences Corporation Stock Fund— The fund invests in Edwards Lifesciences common stock. Voting rights are passed through to individual participants.

          Baxter Common Stock Fund (for certain eligible employees)— The fund invests in Baxter International common stock. Effective April 1, 2000, participants could no longer elect that contributions be invested in the fund, nor could they transfer any existing account balances into the fund.

Notes Receivable from Participants

        Participants may borrow an amount ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans bear interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 4.3% to 9.3%, and has a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants' vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

        Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of the participant's account, receive periodic installments or transfer the balance in the participant's account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount.

        A participant may make withdrawals from the participant's accounts (except as provided in the Plan document) if the participant is over age 59 1/2, fully vested and has completed five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 12 months from the date of the withdrawal payment.

Administrative Expenses

        Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

        A participant's nonvested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions. Forfeitures of $18,401 and $23,550 were used to reduce Company matching contributions during 2010 and 2009, respectively. Forfeitures outstanding were approximately $25,541 and $6,637 as of December 31, 2010 and 2009, respectively.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Standards

        In September 2010, the Financial Accounting Standards Board ("FASB") issued an amendment to the accounting guidance on defined contribution pension plans to clarify how loans to participants should be classified and measured. This amendment requires that participant loans be separately classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance was effective for fiscal years ending after December 15, 2010, with early adoption permitted, and was applied retrospectively to all periods presented. The adoption of this guidance did not have a material impact on the Plan's financial statements.

        In January 2010, the FASB issued an amendment to the accounting guidance on fair value disclosures to require companies to (a) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for such transfers and (b) present separately in the Level 3 reconciliation information about purchases, sales, issuances and settlements. The guidance also clarifies the level of disaggregation to present and disclosures about inputs and valuation techniques. The guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The Plan adopted this guidance as of January 1, 2010 (see Note 3), other than those provisions related to the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation.

Investment Valuation and Income Recognition

        The investment in the Master Trust (see Note 4) is valued at the net asset value ("NAV") of the underlying investments within the Master Trust. The Master Trust's assets are primarily invested in funds managed by the Trustees through a commingled employee benefit funds trust. Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

        Purchases and sales of securities are recorded by the Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Net appreciation in the Master Trust includes realized gains and losses on the sale of investments and unrealized appreciation or depreciation. Interest income is recorded as earned on an accrual basis, and dividends are recorded on the ex-dividend date.

        The Plan invests in investment contracts through participation in the Invesco Stable Value Trust Fund ("Stable Value Fund"), a common collective trust fund. The accounting guidance requires that investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits reflect these investments at fair value, with a corresponding adjustment to reflect the investments at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

        Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

        Benefits to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

        The Plan's Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and/or a wrapped portfolio of fixed income instruments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

3.     Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company prioritizes the inputs used to determine fair values in one of the following three categories:

          Level 1—Quoted market prices in active markets for identical assets or liabilities.

          Level 2—Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.

          Level 3—Unobservable inputs that are not corroborated by market data.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

        The following table summarizes the Plan's financial instruments which are measured at fair value on a recurring basis as of December 31, 2010 and 2009:

December 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Common/collective trust funds	$—	$13,531,125	$—	$13,531,125
Common stock	6,297,401	—	—	6,297,401
Mutual funds	2,143,637	—	—	2,143,637
Money market funds	—	505,165	—	505,165

	$8,441,038	$14,036,290	$—	$22,477,328

December 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Common/collective trust funds	$—	$12,293,167	$—	$12,293,167
Common stock	3,486,350	—	—	3,486,350
Mutual funds	1,410,637	—	—	1,410,637
Money market funds	—	122,220	—	122,220

	$4,896,987	$12,415,387	$—	$17,312,374

        Common/collective trust funds and money market funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Common/collective trust funds and money market funds are categorized as Level 2 as the NAV unit price is not quoted in an active market. However, the unit price is based on underlying investments which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities. Common stock and mutual fund investments are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded, and are categorized as Level 1. During the years ended December 31, 2010 and 2009, there were no transfers in or out of Levels 1 or 2 of the fair value hierarchy.

4.     Investments

        The Master Trust, held by ING National Trust, holds the assets of the Plan and the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan.

        The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust. Allocations of net income from the Trust are based on the Plan's net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

        Summarized financial information for the Trust as of December 31 is as follows:

	December 31,
	2010	2009
Net assets held by Master Trust, at fair value:
Common/collective trust funds	$144,983,943	$134,550,319
Common stock funds	124,494,508	62,097,125
Mutual funds	81,418,147	64,478,136
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,416,349)	(1,361,529)

Net assets available for benefits	$348,480,249	$259,764,051

% of Plan net assets held by Master Trust	6.36%	6.60%

        Investment income from Master Trust investments for the years ended December 31, 2010 and 2009 is as follows:

	Years Ended December 31,
	2010	2009
Net appreciation in fair value:
Common stock funds	$53,193,233	$20,985,197
Mutual funds	8,254,413	11,580,755
Common/collective trust funds	7,045,161	10,679,727
Interest income	3,044,778	2,441,516
Dividend income	2,909,577	1,240,810

Investment income	$74,447,162	$46,928,005

% of Plan investment income from Master Trust	5.73%	4.97%

        The only investment that represents 5% or more of the Plan's net assets available for benefits at December 31, 2010 and 2009 was the Plan's interest in the Master Trust.

5.     Distribution Priorities upon Termination of the Plan

        Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants' beneficiaries.

6.     Tax Status of the Plan

        The Company has received favorable determination letters from the Internal Revenue Service and the Puerto Rico Treasury Department (Departmento de Hacienda) on the Plan's federal and Puerto Rico income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of both internal revenue codes.

7.     Related Parties

        At December 31, 2010 and 2009, the Plan, through its investment in the Master Trust, held units of participation in certain commingled funds, which held shares of common stock of the Parent Company and, at December 31, 2009, also held short-term investment funds of a former trustee. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.     Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2010 and 2009:

	2010	2009
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$24,268,405	$19,037,929
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	305,686	165,716

Net assets available for benefits per Form 5500	$24,574,091	$19,203,645

	2010	2009
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$5,230,476	$3,347,353
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(165,716)	80,642
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	305,686	165,716
Net asset conversions	(10,576)	(180)

Net income per Form 5500	$5,359,870	$3,593,531

9.     Subsequent Event

        In December 2010, the Committee authorized the establishment of the Edwards Lifesciences Technology SARL 1165(e) Plan, which will replace the current Plan effective January 1, 2011. The new plan will be qualified exclusively under the Puerto Rico IRC. There were no other significant changes to the provisions of the Plan.

Edwards Lifesciences Technology SARL
Savings and Investment Plan
Schedule H—line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Notes Receivable from Participants	Varying maturity dates with interest rates ranging from 4.3% to 9.3%	—	$1,941,269
	Edwards Lifesciences Technology SARL Savings and Investment Trust	Master Trust—Commingled and Common Stock Funds	—	22,171,642

*
Party-in-interest for which a statutory exemption exists.

**
Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES TECHNOLOGY SARL SAVINGS AND INVESTMENT PLAN
June 23, 2011	By:	/s/ ROBERT C. REINDL Robert C. Reindl Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

        Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm—Hein & Associates LLP